                                                                                  EXHIBIT FS-1


                    Energy East Corporation Combined Condensed Balance Sheet
                             Giving Effect to the RGS Energy Merger
                                      At December 31, 2001

                                      Actual and Pro Forma
                                          (Unaudited)


                                       Energy East    RGS Energy     Pro Forma      Pro Forma
                                         Actual         Actual      Adjustments    Energy East
                                     ---------------  -----------  --------------  ------------
                                                            (in thousands)
Assets
Current Assets
  Cash and cash equivalents . . . .  $       437,014  $    28,270  $ (298,066)(5)  $    167,218
  Special deposits. . . . . . . . .            1,555            -                         1,555
  Accounts receivable, net. . . . .          563,796      163,614                       727,410
  Other . . . . . . . . . . . . . .          172,471      107,112                       279,583
                                     ---------------  -----------  --------------  ------------

       Total Current Assets . . . .        1,174,836      298,996    (298,066)        1,175,766

Utility Plant, at Original Cost . .        5,859,970    2,548,722                     8,408,692
  Less accumulated depreciation . .        2,270,516    1,464,307                     3,734,823
                                     ---------------  -----------  --------------  ------------
       Net utility plant in service        3,589,454    1,084,415                     4,673,869

Construction work in progress . . .           36,978      141,564                       178,542
                                     ---------------  -----------  --------------  ------------

       Total Utility Plant. . . . .        3,626,432    1,225,979                     4,852,411

Other Property and Investments, Net          216,556      221,740                       438,296
Regulatory Assets . . . . . . . . .          771,129      637,882       31,762(6)     1,440,773
Other Assets. . . . . . . . . . . .          582,472      112,885      139,510(7)       834,867
Goodwill. . . . . . . . . . . . . .          897,807       13,673   600,104(8)(9)     1,511,584
                                     ---------------  -----------  --------------  ------------
       Total Assets . . . . . . . .  $     7,269,232  $ 2,511,155  $   473,310     $ 10,253,697
                                     ===============  ===========  ==============  ============

         The notes on pages 5 to 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

            Energy East Corporation Combined Condensed Balance Sheet
                     Giving Effect to the RGS Energy Merger
                              At December 31, 2001

                              Actual and Pro Forma
                                  (Unaudited)


                                                     Energy East      RGS Energy       Pro Forma      Pro Forma
                                                       Actual           Actual        Adjustments    Energy East
                                                   ---------------  --------------  --------------  -------------
Liabilities                                                                (in thousands)
Current Liabilities
    Current portion of long-term debt . . . . . .  $      225,678   $     112,324                   $    338,002
    Notes payable . . . . . . . . . . . . . . . .         173,383               -       50,000           223,383
    Other . . . . . . . . . . . . . . . . . . . .         410,279         187,109   $    9,500           606,888
                                                   ---------------  --------------  --------------  -------------
      Total Current Liabilities . . . . . . . . .         809,340         299,433       59,500         1,168,273

Regulatory Liabilities
    Gain on sale of generation assets . . . . . .         251,254                                        251,254
    Other . . . . . . . . . . . . . . . . . . . .         278,717          26,117      139,510(7)        444,344
                                                   ---------------  --------------  --------------  -------------
      Total Regulatory Liabilities. . . . . . . .         529,971          26,117      139,510           695,598

Deferred income taxes                                     461,600         246,481                        708,081
Nuclear waste disposal. . . . . . . . . . . . . .                         101,269                        101,269
Other . . . . . . . . . . . . . . . . . . . . . .         827,493         200,006       31,762(6)      1,059,261
Long-term debt. . . . . . . . . . . . . . . . . .       2,471,278         787,243      405,000(10)     3,663,521
                                                   ---------------  --------------  --------------  -------------
      Total Liabilities . . . . . . . . . . . . .       5,099,682       1,660,549      635,772         7,396,003

Commitments . . . . . . . . . . . . . . . . . . .               -               -                              -
Company obligated mandatorily
    redeemable trust preferred securities of
    subsidiaries holding parent debentures. . . .         345,000                                        345,000
Preferred stock redeemable solely at the
    option of subsidiary  . . . . . . . . . . . .          43,373          47,000                         90,373
Preferred stock subject to mandatory
     redemption requirements. . . . . . . . . . .                          25,000                         25,000
Common Stock Equity
Energy East common stock($.01 par value,
    300,000 shares authorized and 116,718
    shares outstanding at December 31,
    2001) . . . . . . . . . . . . . . . . . . . .           1,182                          293(12)         1,475
Common Stock Equity
RGS Energy common stock ($.01 par
    value, 100,000 shares authorized and
    34,664 shares outstanding at December
    31, 2001) . . . . . . . . . . . . . . . . . .                             390        (390)(12)             -
Capital in excess of par value                            842,989         707,974     (92,123)(12)     1,458,840
Retained earnings . . . . . . . . . . . . . . . .         998,281         187,480    (187,480)(12)       998,281
Accumulated other comprehensive income. . . . . .         (22,335)                                       (22,335)
Treasury stock, at cost (1,418 Energy East
    shares and 4,379 RGS Energy shares
    outstanding at December 31, 2001) . . . . . .         (38,940)       (117,238)     117,238           (38,940)
                                                   ---------------  --------------  --------------  -------------

      Total Common Stock Equity . . . . . . . . .       1,781,177         778,606    (162,462)         2,397,321
                                                   ---------------  --------------  --------------  -------------

      Total Liabilities and Shareholders' Equity.  $    7,269,232   $   2,511,155   $  473,310      $ 10,253,697
                                                   ===============  ==============  ==============  =============

         The notes on pages 5 to 7 of this exhibit are an integral part
            OF THE PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.

                    Energy East Corporation Combined Condensed Statement of Income
                                Giving Effect to the RGS Energy Merger
                                   12 Months Ended December 31, 2001

                                         Actual and Pro Forma
                                              (Unaudited)


                                             Energy East    RGS Energy     Pro Forma       Pro Forma
                                               Actual         Actual      Adjustments     Energy East
                                            -------------  ------------  --------------  -------------
                                                                 (in thousands)
Operating Revenues
  Sales and services . . . . . . . . . . .  $  3,759,787   $ 1,530,492                   $  5,290,279

Operating Expenses
  Electricity purchased and fuel used
    in generation. . . . . . . . . . . . .     1,334,507       151,346                      1,485,853
  Natural gas purchased. . . . . . . . . .       694,038       230,507                        924,545
  Gasoline, propane and oil purchased. . .                     384,320                        384,320
  Other operating expenses . . . . . . . .       570,186       309,645                        879,831
  Maintenance. . . . . . . . . . . . . . .       139,395        50,524                        189,919
  Depreciation and amortization. . . . . .       204,281       120,547                        324,828
  Other taxes. . . . . . . . . . . . . . .       192,772        90,885                        283,657
  Gain on sale of generation asset               (84,083)                                     (84,083)
  Deferral of asset sale gain                     71,803                                       71,803
                                            -------------  ------------  --------------  -------------

    Total Operating Expenses . . . . . . .     3,122,899     1,337,774                      4,460,673
                                            -------------  ------------  --------------  -------------
Operating Income . . . . . . . . . . . . .       636,888       192,718                        829,606
Writedown of Investment. . . . . . . . . .        78,422                                       78,422
Other Income . . . . . . . . . . . . . . .       (15,003)       (1,253)                       (16,256)
Interest Charges, Net. . . . . . . . . . .       217,028        65,541       32,149(10)       314,718
Preferred Stock Dividends of Subsidiaries         14,455         3,700       15,923(11)        34,078
                                            -------------  ------------  --------------  -------------
Income Before Income Taxes . . . . . . . .       341,986       124,730     (48,072)           418,644
Income Taxes . . . . . . . . . . . . . . .       154,379        55,390     (19,229)(13)       190,540
                                            -------------  ------------  --------------  -------------
Net Income . . . . . . . . . . . . . . . .  $    187,607   $    69,340   $ (28,843)      $    228,104
                                            =============  ============  ==============  =============
Earnings Per Share, basic and diluted. . .  $       1.61                                 $       1.56
Average Common Shares Outstanding. . . . .       116,708                     29,340(14)       146,049

         The notes on pages 5 to 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

    Energy East Corporation Combined Condensed Statement of Retained Earnings
                     Giving Effect to the RGS Energy Merger
                        12 Months Ended December 31, 2001

                              Actual and Pro Forma
                                  (Unaudited)

                                          Energy East   RGS Energy     Pro Forma     Pro Forma
                                             Actual       Actual      Adjustments   Energy East
                                          ------------  -----------  -------------  ------------
                                                  (in thousands, except per share amounts)

Balance, beginning of period . . . . . .  $    918,016  $   181,546  $   (181,546)  $    918,016

Add net income . . . . . . . . . . . . .       187,607       69,340       (69,340)       187,607

Deduct dividends on common stock . . . .       107,342       62,271       (62,271)       107,342

Deduct other adjustments . . . . . . . .             -        1,135        (1,135)             -
                                          ------------  -----------  -------------  ------------

Balance, end of period . . . . . . . . .  $    998,281  $   187,480  $   (187,480)  $    998,281
                                          ============  ===========  =============  ============

         The notes on pages 5 to 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                          Notes to Unaudited Pro Forma
                     Combined Condensed Financial Statements
                     Giving Effect to the RGS Energy Merger

Note 1.  Unaudited Pro Forma Combined Condensed Financial Statements.

     The unaudited pro forma combined condensed balance sheet and statement of retained earnings give effect to the RGS Energy merger as if it occurred December 31, 2001. The unaudited pro forma combined condensed statement of income for the 12-months ended December 31, 2001, gives effect to the RGS Energy merger as if it occurred on January 1, 2001.

     The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in compliance with generally accepted accounting principles. Estimates relating to the fair value of some assets and liabilities and other events have been more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the merger on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected in the pro forma financial statements.

     The unaudited pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East, and RGS Energy, which are incorporated by reference in Exhibit C-1. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the mergers been completed on December 31, 2001, or January 1, 2001, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

Note 2.  Accounting Method.

     The RGS Energy merger will be accounted for as an acquisition of RGS Energy by Energy East under the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase price over the estimated net fair value of assets and liabilities of RGS Energy's utility and non-utility businesses at the time of closing, plus Energy East's estimated transaction costs related to the merger. The assets and liabilities of RGS Energy's non-utility businesses will be revalued to fair value, including an allocation of goodwill, if appropriate.

Note 3.  RGS Energy Merger.

     The historical consolidated financial statements of Energy East and RGS Energy at and for the 12-months ended December 31, 2001, have been adjusted to give effect to the merger.

                          Notes to Unaudited Pro Forma
                     Combined Condensed Financial Statements
                     Giving Effect to the RGS Energy Merger

Note 4.  Earnings Per Share and Average Shares Outstanding.

     The pro forma earnings per share and number of average shares outstanding have been restated to reflect the average number of shares that would have been outstanding if the merger occurred at the beginning of the periods presented assuming a conversion of 45% of the RGS Energy shares into 1.8810 Energy East shares per RGS Energy share. The exchange ratio of 1.8810 is based on a value of $39.50 per RGS Energy share and a market price of $21.00 per Energy East share. If the Average Market Price is between $16.57 per share and $22.41 per share, then each RGS Energy share converted into stock will be exchanged for $39.50 worth of Energy East shares. If the Average Market Price is less than or equal to $16.57, then each RGS Energy share converted into stock will be exchanged for
2.3838 Energy East shares, irrespective of the value of the Energy East shares. Finally, if the Average Market Price is greater than or equal to $22.41 per share, then each RGS Energy share will be exchanged for 1.7626 Energy East shares, again irrespective of the value of the Energy East shares. The following table presents the range of shares that could be issued based on various potential conversion ratios provided under the merger agreement:

   Conversion ratio  . . . . . . .  1.7626     1.8810     2.3838
   Number of shares (thousands). .  27,494     29,340     37,184

Note 5.  Cash Consideration.

     This amount reflects the cash consideration paid to RGS Energy shareholders based on a purchase price per share of $39.50 for 55% of the shares outstanding at December 31, 2001, and the cash received from the issuance of the long-term debt.

Note 6.  Regulatory Assets and Related Liability.

     This amount reflects the recognition of a regulatory asset and a liability for the estimated difference between RGS Energy's net other postretirement benefit obligation and the previously recognized liability.

Note 7.  Other Assets and Related Regulatory Liability.

     This amount reflects the recognition of an other asset and a regulatory liability for the estimated difference between RGS Energy's net pension benefit and the previously recognized liability.

Note 8.  Goodwill.

     This amount reflects the recognition of goodwill equal to the excess of the estimated purchase price of $1,369.2 million over the estimated net fair value of the assets and liabilities of RGS Energy acquired of $778.6 million, plus estimated transaction costs of $9.5 million related to the merger. For every one dollar increase in the Average Market Price above $22.41 per share, the purchase price will increase by approximately $27 million. For every one dollar decrease in the Average Market Price below $16.57, the purchase price will decrease by approximately $37 million.

     Since the acquisition of RGS Energy will occur after June 30, 2001, the resulting goodwill will not be amortized as prescribed by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

                          Notes to Unaudited Pro Forma
                     Combined Condensed Financial Statements
                     Giving Effect to the RGS Energy Merger

Note 9.  Merger-related Costs.

     Energy East and RGS Energy will incur direct expenses related to the merger, including financial advisor, legal and accounting fees. The pro forma adjustments include an estimate for Energy East's merger-related costs of $9.5 million, which is included in goodwill. RGS Energy expects to incur approximately $18 million of merger-related costs, which it will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

Note 10.  Long-term Debt.

     This amount reflects the issuance of $405 million principal amount of notes payable with an assumed fixed interest rate of 7.25%, the proceeds of which will be used to fund the consideration paid to RGS Energy shareholders. Interest expense was also adjusted for the effect of the issuance of $250 million of notes payable in 2001 and the effect of $327 million of debt redeemed in 2001. A 1/8 of 1% change in interest rate will increase or decrease interest expense $0.5 million.

Note 11.  Trust Preferred Securities.

     This amount adjusts dividends of subsidiaries for the twelve month period to reflect dividends related to $345 million of a business trust subsidiary's preferred securities, with a dividend rate of 8 1/4 %, that were sold in July 2001. The proceeds were used by the Trust to purchase our 8 1/4 % junior subordinated debt securities issued in July 2001.

Note 12.  Common Stock.

     This amount reflects the Energy East shares to be issued to RGS Energy shareholders in exchange for 45% of their RGS Energy shares, assuming a conversion ratio of 1.8810 Energy East shares per RGS Energy share, and the exchange of 55% of their RGS Energy shares for cash.

Note 13.  Income Taxes.

     Income taxes on the pro forma combined condensed income statement have been based on the statutory rate.

Note 14.  Energy East Shares Issued.

     This amount reflects the number of Energy East shares to be issued in the merger assuming a conversion of 45% of the RGS Energy shares into 1.8810 Energy East shares per RGS Energy share.